Exhibit 99.1

CLARISOY™ FIRST COMMERCIAL SALES

Vancouver, British Columbia, December 19, 2012 — Burcon NutraScience Corporation (TSX–BU; NASDAQ - BUR) (“Burcon” or the “Corporation”) is pleased to announce that it has been notified by Archer Daniels Midland Company (“ADM”) of the first commercial sale of CLARISOY™ soy protein produced by ADM.

Burcon’s CLARISOY™, which is under license to ADM, is the world’s only vegetable-based protein capable of offering both clarity and complete nutrition in low pH beverage systems. Extremely heat stable, CLARISOY™ 100 requires no homogenization or stabilizers in low pH beverages.

“Today’s announcement of the first commercial sale of CLARISOY soy protein is an historic milestone for Burcon and we are thrilled by the speed with which ADM has brought this exciting protein to market." said Johann F. Tergesen, President and Chief Operating Officer, adding, "Since licensing Burcon’s CLARISOY technology in March 2011, ADM has launched CLARISOY 100 at the 2011 IFT Expo; brought a first commercial production facility online in early 2012; launched CLARISOY 150, the first extension to the CLARISOY product line at the 2012 IFT Expo and has now made its first commercial sale. We look forward to more commercial advancements for CLARISOY™ soy protein."

The CLARISOY™ Advantage

CLARISOY™ soy proteins are the world’s only line of transparent soy proteins. ADM’s CLARISOY™ line includes a range of products for both low and neutral pH applications allowing food and beverage companies to easily include up to 10 grams of CLARISOY™ per serving.

CLARISOY™ 100 is a premier vegetable-based protein that offers both clarity and complete protein nutrition for beverages with a pH of less than 4.

CLARISOY ™ 150 is a revolutionary soy protein for neutral pH beverages and low pH beverages with cloud systems. The clean flavor and smooth mouth-feel makes CLARISOY™ a formulator’s ideal protein ingredient.

In March 2011 Burcon entered into a License and Production Agreement with ADM (the “License Agreement”) for the worldwide production, distribution and sale of Burcon’s CLARISOY™ soy protein. The License Agreement gives ADM exclusive rights across all geographic regions and all potential product applications to produce, market and sell CLARISOY soy protein. ADM will make royalty payments to Burcon on the sales of CLARISOY under the license agreement.

Burcon expects to release its third quarter financial results for the three-month period ending December 31, 2012, on or about February 14, 2013 following the close of markets. Management will host a conference call coinciding with the release of those results and will review the financial results and also provide additional comments and discussion on CLARISOY sales at that time.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To date, our patent portfolio consists of 215 issued patents in various countries, including 35 issued U.S. patents, and in excess of 395 additional pending patent applications, 78 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the timing and use of proceeds of the Offering and the completion of the Offering. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960
toll-free mkirwan@burcon.ca www.burcon.ca